SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01167P101
(CUSIP Number)

Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Telephone: 201-750-0415)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A14	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,739,709
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,739,709
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A14	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,739,709 [2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,739,709 [3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON*
OO

2 As the managing member of TAR Holdings, LLC, Ms. Singer has sole voting power of all securities held by TAR Holdings, LLC.

3 As the managing member of TAR Holdings LLC, Ms. Singer has sole dispositive power of all securities held by TAR Holdings, LLC.

CUSIP No.	01167P101	13D/A14	Page 4 of 7

SCHEDULE 13D/A14

This constitutes Amendment No. 14 (the “Amendment No. 14”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to 4,739,709 shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of Alaska Communications Systems Group, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and restated to read as follows:

Ms. Singer (the “Reporting Person”) is the managing member of TAR Holdings, LLC, which was created pursuant to that certain Operating Agreement, dated October 28, 2013 (“TAR”). All of the securities held by TAR were purchased with funds generated and held by TAR. The aggregate amount of funds used for the purchase of the 4,739,709 Shares was approximately $9,000,121.69, including brokerage commissions.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to report that a material change occurred in that the Reporting Person has entered into a voting agreement dated November 3, 2020 (the “Voting Agreement”). The Voting Agreement was entered into in connection with the announcement of a merger agreement (“Merger Agreement”) entered into among the Issuer, Macquarie Capital (“Macquarie”), and GCM Grosvenor (“GCM”) pursuant to which the Issuer will be acquired by an affiliate of Macquarie and GCM in an all cash transaction (the “Merger”).

Pursuant to the Voting Agreement, the Reporting Person has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Common Stock beneficially owned by the Reporting Person, or that may otherwise become beneficially owned by the Reporting Person, during the term of the Voting Agreement, (1) in favor of adopting and approving the Merger Agreement and the transactions contemplated thereby, (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement or of the Reporting Person contained in the Voting Agreement, and (3) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreement.

The Reporting Person’s agreements and obligations under the Voting Agreement commence from and after the start of the no-shop period under the Merger Agreement, and the Voting Agreement will automatically terminate upon the earliest of (1) the vote of stockholders on the Merger, (2) any termination of the Merger Agreement, (3) any change in recommendation by the Board of Directors of the Issuer and (4) the date that is 14 months after the signing of the Merger Agreement.

The descriptions of the Voting Agreement and the Merger Agreement in this Item 4 are not intended to be complete and are qualified in their entirety by the text of such documents. The Voting Agreement is filed as Exhibit 99.9 hereto and is incorporated by reference herein.

CUSIP No.	01167P101	13D/A14	Page 5 of 7

Except as described above in this Item 4 and herein and as contemplated by this Amendment No. 14, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to take any and all actions that Ms. Singer may deem appropriate in connection with the Merger, the Merger Agreement and the Voting Agreement. In addition, Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,668,057 shares of Common Stock outstanding as of August 4, 2020, as reported in the Issuer’s Form 10-Q filed on August 10, 2020.

A.            TAR HOLDINGS, LLC

(a)           As of the date hereof, TAR beneficially owns 4,739,709 shares of Common Stock, which shares are held directly by TAR.

Percentage: Approximately 8.8%

(b)	1.	Sole power to vote or direct vote: 4,739,709 [4]

	2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 4,739,709 [5]

4.	Shared power to dispose or direct the disposition: 0

(c)           The following table details the transactions effected by TAR Holdings, LLC in the past 60 days that have not been previously reported: None.

B.            Ms. Singer

(a)           As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, LLC, beneficially owns 4,739,709 shares of Common Stock held by TAR Holdings, LLC.

Percentage: Approximately 8.8%

4 See FN2

5 See FN3

CUSIP No.	01167P101	13D/A14	Page 6 of 7

(b)	1.	Sole power to vote or direct vote: 4,739,709

	2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 4,739,709

4.	Shared power to dispose or direct the disposition: 0

(c)           The following table details the transactions effected by Ms. Singer in the past 60 days that have not been previously reported: None.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 4,739,709 shares of Common Stock, constituting approximately 8.8 % of the Shares outstanding.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 7. Material to be filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

99.9	Voting Agreement dated November 3, 2020

CUSIP No.	01167P101	13D/A14	Page 7 of 7

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

KAREN SINGER

By:	/s/ Karen Singer

Name: Karen Singer

TAR HOLDINGS, LLC By:	/s/ Karen Singer

By:	/s/ Karen Singer
Name: Karen Singer
Title: Managing Member